

ENB Financial Corp

Community Banking
REIMAGINED

| 2025 ANNUAL REPORT

DEAR SHAREHOLDERS, CUSTOMERS, AND FRIENDS,

As I write this letter and reflect on 2025, I have come to regard it as one of the most extraordinary years in our 145-year existence. As the economic environment remained stable and inflation continued to moderate, the Federal Reserve continued the reduction in interest rates started in 2024. This created a favorable business climate for ENB Financial Corp and our wholly owned subsidiary, Ephrata National Bank.



We were able to replace low-rate legacy loans running off our balance sheet with new ones at higher rates. In addition, interest income generated from securities increased substantially. At the same time, we were able to lower deposit rates and offset higher costs associated with wholesale borrowings. The result was an $11,963,000, or 21.1%, increase in net interest income for the year ended December 31, 2025, compared to 2024.

Although competitive pressures on deposit pricing continued and economic growth forecasts were cautious, we were able to effectively mitigate these with a disciplined approach to balance sheet management, balanced growth, prudent risk management and a continued focus on operational efficiency. Non-interest income also remained stable despite a $365,000 decline in gains (losses) on securities. As a result, I am pleased to report that ENB Financial Corp achieved record earnings in 2025. For the full year ended December 31, 2025, net income was $21,559,000, a 40.8% increase compared to the former record earnings of $15,317,000 we achieved in 2024. Basic and diluted earnings per share also increased significantly to $3.80 in 2025, up from $2.71 in 2024. Asset growth remained stable as the Corporation ended 2025 with $2.26 billion in assets, which was a 1.7% increase from $2.22 billion at the end of 2024. This performance allowed us to increase our dividend payments from $0.69 per share in 2024 to $0.72 per share in 2025.

In addition to extraordinary earnings, the investments we made in our long-term growth were also remarkable. In 2025, ENB Financial Corp successfully executed a bid to acquire Cecil Bancorp, Inc. and its wholly owned subsidiary, Cecil Bank – a transaction that ultimately closed in the first quarter of 2026. This strategic acquisition was the first in our 145-year history and expands our footprint into Cecil County, Maryland, adding four full-service banking offices and significantly broadening our market reach. Geographically, this acquisition aligns with our longstanding strategy of expanding into contiguous and complementary markets while maintaining the relationship-focused community bank model that defines Ephrata National Bank. From a banking perspective, the transaction was structured to be accretive to earnings, contributing to earnings-per-share growth projected in the high teens. This projection comes as an expected result of our upcoming integration, which will deliver operating efficiencies as we integrate our systems, talent, and customer relationships.

We also advanced key growth initiatives to deepen our presence in Lancaster County by opening new offices in Lititz and the City of Lancaster. Our Lititz Office, located at 1 East Main Street, is a full-service community banking office that occupies the original Lititz Springs National Bank office built in 1924. It was with great pride that we took on the renovation of this historic bank building, originally designed by renowned Lancaster architect C. Emlen Urban, and returned it to its former glory as a local architectural landmark. Our office located inside Tec Centro at 57 Laurel Street expands our presence into the City of Lancaster and enables us to meet the banking needs of an underserved segment of Lancaster's population. By offering full banking services in this location, we further demonstrate our commitment to financial inclusion and economic development while positioning the Bank for future growth.

With market expansion comes growth in areas needed to provide operational support and administration. Efforts to expand our downtown Ephrata headquarters made significant progress in 2025 and reinforce our commitment to remaining in Ephrata Borough. Doing so will allow us to support future business growth while consolidating multiple locations in Ephrata to better facilitate collaboration and an enhanced employee experience.

After 44 years of service, I have announced my intention to retire as President and CEO of ENB Financial Corp and Ephrata National Bank effective December 31, 2026. It has been an

honor to have been part of the ENB Team for all these years. The journey was very rewarding as we worked together to make a significant impact on our communities, employees, customers, and shareholders. My decision to retire was made with careful consideration and confidence in the strength of

> **"As I think about my tenure at ENB Financial Corp and our wholly owned subsidiary, Ephrata National Bank, I am both proud and humbled by the resilience, commitment, and strategic progress we delivered for our shareholders, clients, and the communities we serve."**

our leadership bench. I am proud to share that Rachel Bitner, President and CEO Elect of ENB Financial Corp and Ephrata National Bank, has been named my successor. Rachel brings deep financial expertise, strategic vision, and a commitment to community banking excellence. Throughout 2026, I will be working closely with Rachel to ensure a smooth transition and continued momentum for ENB and our stakeholders.

As I think about my tenure at ENB Financial Corp and our wholly owned subsidiary, Ephrata National Bank, I am both proud and humbled by the resilience, commitment, and strategic progress we delivered for our shareholders, clients and the communities we serve. I remain deeply grateful for the trust you've placed in ENB Financial Corp, our Board of Directors and our dedicated team. The accomplishments of the past year, coupled with clear strategic direction and a strong financial foundation, position us well to create sustained value for shareholders and meaningful impact in the communities we serve for a long time to come.

Thank you for your continued support.

Sincerely,

Jeffrey S. Stauffer
Chairman of the Board, President and CEO
ENB Financial Corp

FINANCIAL HIGHLIGHTS

Income Statement (dollars in thousands)	2025	2024	2023	% Change 2025/2024	% Change 2024/2023
Interest and dividend income	$106,109	$ 92,868	$ 77,877	14.26%	19.25%
Interest expense	37,405	36,127	23,838	3.54%	51.55%
Net interest income	68,704	56,741	54,039	21.08%	5.00%
Provision for credit losses	887	1,015	520	(12.61)%	95.19%
Other income	18,037	18,130	12,699	(0.51)%	42.77%
Operating expenses	59,119	55,231	51,407	7.04%	7.44%
Income before income taxes	26,735	18,625	14,811	43.54%	25.75%
Provision for federal income taxes	5,176	3,308	2,436	56.47%	35.80%
Net income	21,559	15,317	12,375	40.75%	23.77%

Per Share Data	2025	2024	2023	% Change 2025/2024	% Change 2024/2023
Net income (basic and diluted)	$ 3.80	$ 2.71	$ 2.19	40.22%	23.74%
Cash dividends paid	0.72	0.69	0.68	4.35%	1.47%
Book value at year-end	28.29	23.16	21.10	22.15%	9.76%

Balance Sheet Data (dollars in thousands)	2025	2024	2023	% Change 2025/2024	% Change 2024/2023
Total assets	$ 2,257,727	$ 2,219,831	$ 2,000,824	1.71%	10.95%
Total loans	1,515,745	1,427,269	1,360,078	6.20%	4.94%
Securities	588,949	626,140	469,020	(5.94)%	33.50%
Deposits	1,873,361	1,890,443	1,726,798	(0.90)%	9.48%
Total debt	209,251	183,538	140,784	14.01%	30.37%
Stockholders' equity	161,054	130,984	119,654	22.96%	9.47%

Selected Ratios	2025	2024	2023	% Change 2025/2024	% Change 2024/2023
Return on average assets	0.98%	0.75%	0.65%	30.67%	15.38%
Return on average stockholders' equity	15.17%	12.13%	12.03%	25.06%	0.83%
Average equity to average assets ratio	6.43%	6.19%	5.41%	3.88%	14.42%
Dividend payout ratio	18.95%	25.46%	31.05%	(25.58)%	(18.00)%
Efficiency ratio	67.70%	73.59%	74.64%	(8.00)%	(1.41)%
Net interest margin	3.19%	2.87%	2.94%	11.15%	(2.38)%

FIVE-YEAR PERFORMANCE



Outstanding Loans
Thousands

$ 564,142	'25
$ 317,957	'25
$ 631,409	'25
$ 639,052	'24
$ 289,284	'24
$ 497,103	'24
$ 611,122	'23
$ 257,372	'23
$ 489,369	'23
$ 526,356	'22
$ 248,289	'22
$ 413,808	'22
$ 409,048	'21
$ 224,442	'21
$ 285,659	'21

● Consumer Loans | ● Agricultural Loans | ● Commercial Loans

Total Revenue
Thousands

$ 86,741	'25
$ 68,704	'25
$ 18,037	'25
$ 74,871	'24
$ 56,741	'24
$ 18,130	'24
$ 66,738	'23
$ 54,039	'23
$ 12,699	'23
$ 64,147	'22
$ 50,583	'22
$ 13,564	'22
$ 58,452	'21
$ 40,571	'21
$ 17,881	'21

● Total Revenue | ● Net Interest Income | ● Non-Interest Income

Assets
Millions

$ 2,257.7	'25
$ 2,219.8	'24
$ 2,000.8	'23
$ 1,858.7	'22
$ 1,717.2	'21

Deposits
Millions

$ 1,873.4	'25
$ 1,890.4	'24
$ 1,726.8	'23
$ 1,639.0	'22
$ 1,512.2	'21

Net Income
Millions

$ 21.6	'25
$ 15.3	'24
$ 12.4	'23
$ 14.6	'22
$ 14.9	'21

Stockholders' Equity
Millions

$ 161.1	'25
$ 131.0	'24
$ 119.7	'23
$ 97.3	'22
$ 137.3	'21

Year in REVIEW

As we forged toward our 145th year of community banking in Lancaster County, 2025 provided an opportunity to look to the future in new markets while honoring our roots and doing the work our founders set out to accomplish – building communities. From the City of Lancaster to downtown Lititz to our farming communities in Leola and New Holland, ENB demonstrated its commitment to the people we serve.

Our staff from every area of the bank showcased care and dedication to supporting our partners through banking services, financial education, restoring flagship properties, and supporting our neighbors' shared commitment to improving our communities.

> **As we celebrate our accomplishments over this past year, and reaffirm our commitment to our roots and values, we welcome the opportunities that 145 years of excellence bring.**

Harnessing the tremendous community synergy and success around these projects, ENB also embarked on a historical milestone and step toward the future – preparing for its first acquisition. Noting shared similarities in values and service, Cecil Bank in Cecil County, Maryland, agreed to become part of Ephrata National Bank, with a full conversion to ENB products and services planned for 2026.

As we celebrate our accomplishments over the past year, and reaffirm our commitment to our roots and values, we welcome the opportunities that 145 years of excellence bring. We offer our gratitude and congratulations to Jeff Stauffer, who has announced his intention to deservedly retire his post of six years as President, CEO, and Chairman. Serving Ephrata National Bank for a total of 44 years, Jeff leaves behind a legacy of dedication to the advancement of ENB and the communities we serve. Thank you for demonstrating the values of Ephrata National Bank each day and leaving behind a strong legacy to carry us forward.



We offer our gratitude and congratulations to Jeff Stauffer, who has announced his intention to deservedly retire his post of six years as President, CEO, and Chairman. Serving Ephrata National Bank for a total of 44 years, Jeff leaves behind a legacy of dedication to the advancement of ENB and the communities we serve.



Urban Market Outreach

ENB is well known for serving the heart of rural and suburban Lancaster County. Identifying an opportunity to better serve the needs of the county within Lancaster City, our Urban Banking initiative became a reality in 2025. ENB expanded its presence in Lancaster City with the opening of a Loan and Deposit Production Office (LPO/DPO) inside Tec Centro Lancaster, a workforce development center operated by the Spanish American Civic Association (SACA). Opened on July 31, this innovative location reflects ENB's commitment to growing financial well-being by delivering accessible banking services directly within the communities we serve.

ENB's approach centers on meeting customers at all stages of life by providing relevant advice and tailored financial solutions. By embedding services within Tec Centro, ENB connects financial empowerment with workforce development, supporting individuals as they gain in-demand technical skills and prepare for higher-earning careers.

"This partnership is not just about sharing space; it is about showing up in a meaningful way for the community," said Jose R. Lopez, President & CEO of SACA and Director of Ephrata National Bank. "By bringing financial services directly into Tec Centro, ENB is helping remove barriers and create real pathways to stability and growth. Together, we are strengthening individuals, supporting families, and investing in a more resilient Lancaster community for generations to come."

The Tec Centro office offers consumer, small business, and nonprofit deposit solutions, along with personal lending, credit cards, and digital banking services. Customers benefit from personalized, relationship-based guidance designed to build long-term financial stability. Bilingual support and financial literacy initiatives further enhance ENB's ability to serve Lancaster's diverse and growing population.

Serving Our Neighbors

In 2025, Ephrata National Bank planned for the expansion of its headquarters in Ephrata. This plan included the building next door, which housed Bethany Childcare's day care center, Wiggles and Giggles. ENB leadership decided that part of our expansion plan should focus on helping identify a long-term solution for the center's facility improvements and growth. The relocation to the former Washington School building provided an opportunity to enhance Wiggles and Giggles' learning and care environment and meet increasing demand for childcare in the community.

Through Pennsylvania's Neighborhood Assistance Program (NAP), ENB contributed $407,097 to support the relocation and expansion of Wiggles & Giggles to its new home in downtown Ephrata. In addition, ENB's Commercial Lending team provided loan financing to support necessary improvements and help ensure a sustainable future.

Beyond direct financial support, ENB's Wealth Solutions team hosted the Wiggles and Giggles fundraising campaign, providing a platform for community members, businesses, and partners to contribute to the project. This effort helped amplify awareness, encourage broad community involvement and reinforce shared ownership in the program's success.

> **"We are grateful to ENB for their visionary gift to jump-start our new Sustainability Fund."**
>
> **Adam D. Heaps**
> Executive Director
> Clinic for Special Children

Together, these efforts reflect ENB's broader commitment to thoughtful downtown revitalization and long-term community investment.

Another neighbor in the south end of our footprint, the Clinic for Special Children (CSC), reached out with a basic request to support a capital campaign; however, a true partnership quickly blossomed throughout 2025. Traveling to their facilities in Gordonville, ENB leadership had the opportunity to learn about the innovative research and specialized medical care CSC offers in the heart of Lancaster County for individuals with rare genetic and complex medical conditions. Afterward, ENB committed to a significant financial gift to support the sustainability of their work for future generations.

Because their work and mission closely align with ENB's mission to strengthen the unique communities we serve, the commitment grew beyond its financial support. ENB proactively pledged to help share their work with the wider community, many of whom were unaware of this community gem. Partnering with our Wealth Solutions team, ENB provided a platform for additional contributions and promoted CSC and the Sustainability Fund through our marketing and community outreach efforts, including customer appreciation events and regional partnerships.

"We are grateful to ENB for their visionary gift to jump-start our new Sustainability Fund," said Adam D. Heaps, Executive Director for the Clinic. "Throughout 2025, ENB repeatedly stepped forward to promote the Clinic in creative ways. We appreciate that ENB wanted to not only support our organization directly but also to partner with us to help raise awareness of our mission to connect us with new supporters."


1001
ENB
Ephrata National Bank
Date 3/26/25
$250,000.00
Pay to the Order of The Clinic For Special
Dollars
Two-hundred fifty-thousand and XX/100

Providing Opportunity for Businesses to Grow

As Lancaster County continues to experience robust business growth, ENB remains a reliable and preferred banking partner for businesses of all sizes and across all stages of their development. Our retail and lending teams consistently provide solutions for community businesses to thrive and grow.

Agriculture Sector

Produce auctions have long been a staple in the Lancaster farming community, and they are a rapidly growing business. They are an essential backbone of the produce/greenhouse industry that enables several thousand small family farms in Lancaster County and beyond to sell their high-quality produce and flowers to markets, garden centers, restaurants and grocery stores. ENB's relationship with these auctions directly impacts the small family farmers – many of whom are also ENB customers. The auctions provide them with access to in-demand markets, which improves their profitability on a small produce farm and allows them to continue farming for generations. Produce auctions also provide consumers in urban areas and cities with access to fresh, locally grown produce that might not be available otherwise.

With the assistance of Ethan Crane, AVP and Agricultural Relationship Manager, both Leola Produce Auction and Weaverland Auction, Inc. were able to make significant expansions and improvements to their businesses. Both auctions also chose to hold their primary checking accounts with ENB.

Weaverland completed an expansion to its auction building that doubled its size in order to handle the increased volume of buyers and over 600 individual sellers. The renovation includes new office space, restrooms, storage rooms, a parking lot, and selling floor.

> **As Lancaster County continues to experience robust business growth, ENB continues to be a reliable and preferred banking partner for businesses of all sizes and across all stages of their development.**

With financing through ENB, Leola Produce Auction also approximately doubled its facility to 137,000 square feet under a roof. An expanded parking lot and new offices were included in the renovations.

Manufacturing Sector

On the other spectrum of business opportunities, manufacturing is a rising industry in Lancaster County. Melissa Sarnoscinski, Commercial Relationship Manager, won the business of Betts Platinum Group (J-Tech) after receiving a referral from another satisfied business customer, Hoover Building Specialists LLC.

Founded by Scott and Tracey Johnson, J-Tech was dissatisfied with its former bank and was in search of a community bank partner. Scott was impressed by ENB's professional customer service, recognized the parallels between ENB's and J-Tech's core values, and appreciated the longevity and stability of ENB's staff. These elements, combined with offering the right banking solutions and support for future growth, proved successful. "J-Tech moved all our daily banking, borrowing, and cash management needs over to ENB," said Scott. "This first year has proven to be all that we had hoped it would be and solidified J-Tech's decision to move forward with ENB providing financing for J-Tech's construction of its new 100,000 square foot headquarters and eventual move to Honeybrook."

Small Business Sector

"Small Business" is an endearing term used to describe the heart-and-soul businesses of our communities. ENB's presence throughout our small towns strongly positions our small business team to dedicate personalized service for our customers' unique needs.

After providing initial financing for Lititz Bikeworks LLC, owners Mark and Rebecca Branle's new retail concept in downtown Lititz, Lucia Stahl, Consumer/Small Business Relationship Manager, earned their business for their second location in 2025.

Finding success in their first building purchase downtown and launching Earth to Lititz, the Branles decided to purchase a second building to relocate Lititz Bikeworks and expand their operations in 2025. Lucia worked in partnership with EDC Lancaster County to provide a viable solution for their needs.

Another valued Lititz business, Artisan Millworks, also approached ENB with expansion plans for 2025. Providing a marketplace that brings together over 100 talented artists, makers, and curators under one roof, owner Ian Gantz identified a new location at Rockvale Outlets that would allow for growth. Lucia provided the Gantzes a revolving line of credit that will support the work and livelihood of Lancaster County artisans.

Community Banking Reimagined

As a familiar architectural and historical building sat vacant in the heart of downtown Lititz, a picture of what was, and what it could be, began to take focus. Located at 1 East Main Street, the former Lititz Springs National Bank constructed in 1924 was a logical fit in location, purpose and historical significance for ENB.

The signature and trademark building designed by C. Emlen Urban – the same architect who designed our Ephrata headquarters a year later in 1925 – is now home to our downtown Lititz Community Banking Office. ENB made a deliberate investment to revitalize the building, both honoring its past while adapting the space to provide a modern, welcoming, and customer-first banking experience.

> **ENB made a deliberate investment to revitalize the building, both honoring its past while adapting the space to provide a modern, welcoming, customer-first banking experience.**

Recognized as "America's Coolest Small Town," Lititz is a natural fit for ENB's philosophy of relationship-based, locally driven banking. Known for its strong sense of community, vibrant small businesses, and generational influence, the town reflects the same values ENB has upheld for more than a century. ENB's investment in Lititz demonstrates a commitment to building community, preserving heritage, and strengthening the places we live and work.



GIVING BACK

A core aspect of Ephrata National Bank's mission is its dedication to giving back to the community.

We do this through financial donations, volunteerism, and partnership opportunities with nonprofit organizations that play an essential role in uplifting and sustaining the well-being of our region. These organizations provide vital services in education, healthcare, housing, food security, and financial assistance. By supporting their work, ENB is further investing in the community to improve lives and build a sustainable future for generations to come.

$1,484,532 Total donations in 2025

J. Harry Hibshman Scholarship by the Numbers









$1.6MM Value of scholarships awarded in 2025

81 Number of scholarships awarded in 2025

$35MM Value of scholarships awarded since inception

4.7k Number of scholarships awarded since inception



ENB
Ephrata National Bank
1001
Date 1/15/2026
Pay to the Order Of One Luv Inc.
$ 5,000.00
Five-thousand and xx/100
Dollars
Authorized Signature

2025 Letters to Santa winner, One Luv Outreach. One Luv provides for critical needs within Reading, Pennsylvania, and the surrounding areas through weekly distributions of food, clothing, and other supplies.

CORPORATE LEADERSHIP

2025 Corporate Leadership Team



Jeffrey S. Stauffer
Chairman, President
and CEO



Nicholas D. Klein
Vice President and
Corporate Secretary



Douglas P. Barton
Principal Financial Officer
and Treasurer

Board of Directors



Front row (l to r): Mark C. Wagner, Joshua E. Hoffman, MBA, CPA, CMA, CPCU, Judith A. Weaver, Susan Young Nicholas, Esq.

Back row (l to r): Roger L. Zimmerman, Willis R. Lefever, Jeffrey S. Stauffer, Dr. Brian K. Reed, DVM, MBA, Jay S. Martin, CISSP

Not pictured: J. Daniel Stoltzfus and Jose R. Lopez

SHAREHOLDER INFORMATION

Market Information

The price of the Corporation's common stock ranged from $15.50 to $23.22 in 2025 and $14.05 to $20.00 in 2024. In 2025, the Corporation paid cash dividends of $0.72 per share, compared to $0.69 paid in 2024. The following table presents the quarterly high and low prices of the Corporation's common stock for the years ended December 31, 2025 and 2024, along with the quarterly dividend amount.

Quarter	2025			2024		
	High $	Low $	Dividend $	High $	Low $	Dividend $
First Quarter	18.00	15.88	0.18	15.50	14.05	0.17
Second Quarter	17.50	15.50	0.18	15.24	14.21	0.17
Third Quarter	20.05	16.75	0.18	17.05	14.50	0.17
Fourth Quarter	23.22	19.63	0.18	20.00	16.46	0.18

Investor Information

The Corporation's common stock is traded on the OTCQX Best Market under the symbol ENBP. The following brokerage firms trade our stock on a recurring basis:

Brean Capital
Philadelphia, PA
(610) 766-0015

Morgan Stanley
Lancaster, PA
(800) 237-1700
(717) 730-1800

Hazlett, Burt & Watson, Inc.
Lancaster, PA
(800) 657-9944
(717) 397-5988

Stifel Nicolaus & Co., Inc.
Florham Park, NJ
(866) 220-4216
(610) 567-1900

RBC Wealth Management
Lancaster, PA
(866) 237-9851
(717) 519-5931

Transfer Agent and Stock Registrar

Computershare Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078
www-us.computershare.com/investor
(800) 368-5948

Dividend Reinvestment and Direct Deposit

ENB Financial Corp offers its shareholders the convenience of the direct deposit of cash dividends in the Dividend Reinvestment Plan that gives shareholders registered with the Corporation the opportunity to have their quarterly dividends invested automatically in additional shares of the Corporation's Common Stock. Shareholders who prefer a cash dividend may have their quarterly dividends deposited directly into a checking or savings account at their financial institution. For additional information for either program, contact ENB Financial Corp's Transfer Agent, Computershare Shareholder Services.

Form 10-K

A copy of the Corporation's Annual Report on Form 10-K filed with the United States Securities and Exchange Commission may be obtained without charge to shareholders by writing to: Nicholas D. Klein, Vice President and Corporate Secretary, ENB Financial Corp, 31 East Main Street, PO Box 457, Ephrata, PA 17522-0457.

Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 5, 2026, at 1 p.m. Eastern Time, at the **Brossman Business Complex, 5th Floor, 124 East Main Street, Ephrata, Pennsylvania. Shareholders who attend are asked to bring the Admission Ticket, which is provided on each shareholder proxy card.** Those unable to attend the meeting are urged to exercise their right to vote by returning the proxy form sent to them by mail. All inquiries regarding the annual meeting should be mailed to Nicholas D. Klein, Vice President and Corporate Secretary, ENB Financial Corp, 31 East Main Street, PO Box 457, Ephrata, PA 17522-0457 or by phone at (717) 738-5496.



ENB Financial Corp

31 East Main Street
PO Box 457
Ephrata, Pennsylvania 17522

enbfc.com